FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of April 2003

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

Aerogolf Center
1 Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	[X]	Form 40-F	[ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes	[ ]	No	[X]

SIGNATURE
GEMPLUS INTERNATIONAL SA
Cancellation of Treasury Shares

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.

Date: April 15, 2003

By:

Name: Stephen Juge Title: Executive Vice President and General Counsel

GEMPLUS INTERNATIONAL SA

Cancellation of Treasury Shares

Luxembourg — March 17, 2003 — Gemplus International SA (Paris Euronext: Euroclear 5768, Nasdaq: GEMP) announced the cancellation on March 10, 2003 of 30,743,679 shares, as authorized by the general meeting of shareholders held on April 17, 2002. These shares were previously held by its subsidiary Gemplus Finance SA and were returned by former CEO Mr. Antonio Perez in connection with the reimbursement of a portion of certain loans made to him in 2000 and 2001. The 30,743,679 shares represented 4.85% of the number of shares outstanding.

As a result, including the issuance of 710,150 new shares representing 0.12 % of capital resulting from the contribution in kind of shares of Gemplus S.A., the number of common shares outstanding is now 603,537,409.

These changes have no impact on earnings per share since the weighted average number of shares reported by the Company includes Gemplus SA shares to be contributed and is computed under the Treasury Stock Method. The basic number of shares outstanding is stable at 606,131,987.

	As of 12/31/2001	As of 12/31/2002	As of today

Number of shares outstanding	635,282,297	633,570,938	603,537,409
Gemplus SA shares to be contributed	6,114,200	4,288,150	3,578,000
Treasury shares	(35,705,936)	(31,727,101)	(983,422)
Basic number of shares outstanding	605,690,561	606,131,987	606,131,987

Contacts

Press

Gemplus

Marielle Bricman

Tel : +33 (0) 4 42 36 55 96
Mob : +33 (0) 6 74 68 72 82
Email :marielle.bricman@gemplus.com

Euro Rscg Corporate

Estelle Griffe Tel: +33 (0) 1 41 34 41 28 Mob: +33 (0) 623 75 09 23 Email: estelle.griffe@eurorscg.fr	Carine Senft Tel : +33 (0) 1 41 34 42 23 Mob: +33 (0) 6 20 98 34 09 Email: carine.senft@eurorscg.fr

Investor Relations

Gemplus:	Fineo

Yves Guillaumot Tel: +41 22 544 50 65 Email: yves.guillaumot@gemplus.com	Anne Guimard Tel : +33 (0) 156 33 32 31 Email :guimard@fineo.com

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